STATE OF DELAWARE

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

ACORN ENERGY, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Acorn Energy, Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “FOURTH” so that, as amended, said Article shall be and read as follows:

“FOURTH: The total number of shares of capital stock which the Corporation has authority to issue is 42 million shares, par value $.01 per share, all of which shall be Common Stock. Shares of capital stock of the Corporation may be issued by the Corporation from time to time for such legally sufficient consideration as may be fixed from time to time by the Board of Directors.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 16th day of March, 2016.

By:	/s/ Sheldon Krause
Authorized Officer
Title:	Assistant Secretary
Name:	Sheldon Krause